UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Acquisition

Press release
21 November 2011

PEARSON TO ACQUIRE GLOBAL EDUCATION IN CHINA FOR $155M

Pearson, the world's leading learning company, is today announcing that it has agreed to acquire Global Education and Technology Group, a leading provider of test preparation services for students in China who are learning English.

Global Education is listed on the NASDAQ stock exchange (NASDAQ: GEDU). Pearson has agreed to acquire the company for $155m in cash, comprised of a headline price of $294m or $11.006 per American Depository Share offset by an expected cash balance of $139m at closing. The acquisition is subject to the approval of Global Education's shareholders and is expected to complete in the fourth quarter of 2011.

Global Education is a leading provider of test preparation services in China for students who are working towards internationally-recognised English language assessments. These tests are important to students who want to study outside China; to professionals who want to demonstrate their English skills to Chinese or international companies; and to academic institutions, corporations and governments as they evaluate admissions, employment and immigration applications. Pearson estimates that approximately 500,000 Chinese students take these tests each year, a four-fold increase over the past five years which has produced rapid growth in spending on related teaching and preparation services.

Founded in 2001, Global Education has built a network of approximately 450 test preparation and training centres across 60 cities in China. Approximately 115 of these centres are company-owned and the remainder franchised. It also has an online course delivery platform for students and professionals. In addition to its core English language test preparation services, Global Education also provides English language training for children, tutoring in a range of subjects and teaching for other foreign languages.

Global Education has produced substantial growth over the past five years and Pearson expects it to generate revenues of approximately $65m in 2011. Pearson expects the acquisition to be broadly earnings neutral in 2012, its first full year, including integration costs. From 2013, Pearson expects the acquisition to enhance adjusted EPS and to generate a cash return on invested capital above Pearson's weighted average cost of capital.

The acquisition of Global Education supports the development of a broad-based English language teaching business, combining Global Education with Pearson's English teaching resources and technologies and its existing networks of English language centres for professionals (Wall Street English) and children (Longman Schools). It expands Pearson's reach in China from eight cities to 60, and provides a platform to develop beyond English language teaching.

John Fallon, Chief Executive of Pearson's International education business, said: "We are already helping to meet the huge demand in China to learn English by teaching growing numbers of professionals and younger children. This acquisition gives us the opportunity to help high school graduates gain the English qualifications they need to progress to university and achieve their own personal goals.  Through organic investment and complementary acquisitions, we're learning a lot about the very significant growth opportunities we see in China and about the value of combining our content and technology with high-quality school networks. We are impressed by Global Education's commitment to its students and working together we can enhance further the quality of the teaching. It also significantly extends our scale, geographic breadth and range of education in the fastest-growing English language teaching market in the world."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  21 November, 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary